Exhibit 8.2

4890 Owen Ayres Ct. Suite 200 Eau Claire, WI 54701	715 832 340 wipfli.com

STATE TAX OPINION

March 11, 2024

Board of Directors

Wisconsin Mutual Bancorp, MHC

EWSB Bancorp, Inc.

East Wisconsin Savings Bank

109 West Second Street

Kaukauna, Wisconsin 54130

RE: Wisconsin Franchise and Income Tax Opinion Relating to the Mutual Holding Company Reorganization

Dear Directors:

In accordance with your request, set forth below is the opinion of this firm relating to the material Wisconsin franchise and income tax consequences that will result from the conversion of Wisconsin Mutual Bancorp, MHC, a Wisconsin-chartered mutual holding company (the “Mutual Holding Company”), from the mutual to capital stock form of organization (the “Conversion”), pursuant to the Plan of Conversion and Reorganization of Wisconsin Mutual Bancorp, MHC, adopted March 4, 2024 (the “Plan”), and the integrated transactions described below.

For purposes of this opinion, we have reviewed the applicable Wisconsin authority. In forming and issuing our opinion, we have relied on the written opinion regarding the federal tax treatment of the transaction prepared by Luse Gorman, PC (included as Attachment A). We have also examined copies or drafts of such transaction-related documents as we deem appropriate, and assumed that they are correct, accurate and complete in all material respects, and that they will not be substantially modified prior to the consummation of the Conversion. Our opinion assumes that the Conversion includes two back-to-back tax-free reorganizations. The first is the MHC Merger (as defined below) which constitutes a tax-free reorganization within the meaning of Section 368(a)(1)(A). The second is the Mid-Tier Merger (as defined below) which constitutes a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code.

Facts

East Wisconsin Savings Bank (the “Bank”) is a Wisconsin-chartered stock savings bank. The Bank was originally organized in mutual form and subsequently reorganized as a stock bank in the mutual holding company structure. The Bank is currently the wholly-owned subsidiary of EWSB Bancorp, Inc. (the “Mid-Tier Holding Company”), which is the wholly-owned subsidiary of the Mutual Holding Company. The Mutual Holding Company is a mutual holding company with no stockholders. The depositors of the Bank are considered the “owners” of the Mutual Holding Company and are entitled upon the complete liquidation of the Mutual Holding Company to any liquidation proceeds after the payment of creditors.

The Boards of Directors of the Mutual Holding Company, the Mid-Tier Holding Company, and the Bank adopted the Plan providing for the Conversion of the Mutual Holding Company from a Wisconsin-chartered mutual holding company to the capital stock form of organization. As part of the Conversion, EWSB Bancorp, Inc., a Maryland stock corporation (the “Stock Holding Company”) will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will offer shares of Stock Holding Company Common Stock to the Bank’s depositors and to members of the general public in the Offering.

Pursuant to the Plan, the Conversion will be effected as follows and in such order as is necessary to consummate the Conversion:

(1)	The Stock Holding Company will be organized as a first tier Maryland-chartered stock holding company subsidiary of the Mid-Tier Holding Company.

(2)	The Mutual Holding Company will merge with and into the Mid-Tier Holding Company, with the Mid-Tier Holding Company as the surviving entity (the “MHC Merger”), whereby the shares of Mid-Tier Holding Company common stock owned by the Mutual Holding Company will be cancelled and the Eligible Account Holders and Supplemental Eligible Account Holders will constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their liquidation interests in the Mutual Holding Company.

(3)	Immediately after the MHC Merger, the Mid-Tier Holding Company will merger with and into the Stock Holding Company (the “Mid-Tier” Merger”), with the Stock Holding Company as the resulting entity. As part of the Mid-Tier Merger, the liquidation interests in the Mid-Tier Holding Company constructively received by the Eligible Account Holders and Supplemental Eligible Account Holders will automatically, without further action on the part of the holders thereof, be exchanged for interests in the Liquidation Account.

(4)	Immediately after the Mid-Tier Merger, the Stock Holding Company will offer for sale the Stock Holding Company Common Stock (the “Holding Company Common Stock”) in the Offering.

(5)	The Stock Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in constructive exchange for additional shares of common stock of the Bank and in exchange for the Bank Liquidation Account.

Following the Conversion, a Liquidation Account will be maintained by the Stock Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. The initial balances of the Liquidation Account will be equal to the Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final Prospectus used in the Conversion. The terms of the Liquidation Account and bank Liquidation Account, which supports the payments of the Liquidation Account in the event the Stock Holding Company lacks sufficient net assets, are set forth in the Plan.

As a result of the Conversion and the Offering, the Stock Holding Company will be a publicly held corporation, will register the Holding Company Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC. The Bank will become a wholly-owned subsidiary of the Stock Holding Company and will continue to carry on its business and activities as conducted immediately prior to the Conversion.

The stockholders of the Stock Holding Company will be those persons who purchase shares of Holding Company Common Stock in the Offering. Nontransferable rights to subscribe for the Holding Company Common Stock have been granted, in order of priority, to Eligible Account Holders, the Bank’s tax-qualified employee plans and Supplemental Eligible Account Holders. The Stock Holding Company will also offer shares of Holding Company Common Stock not subscribed for in the Subscription Offering, if any, for sale in a Community Offering to certain members of the general public (with preferences given first to persons residing in the Local Community), and if shares remain after the Subscription and Community Offerings, shares may be offered for sale, at the sole discretion of the Stock Holding Company, to members of the general public in a Syndicated Community Offering.

Discussion of Relevant Wisconsin Income Tax Issues

Wis. Stat. Section 71.26(2)(a) defines "net income" of a corporation as gross income computed under the “Internal Revenue Code” as modified by 71.26(3). Net income is further modified for addbacks of credits and related subtraction items which, based on the facts provided, are not relevant to our analysis.

For tax years beginning after December 31, 2022, pursuant to Wis. Stat. Section 71.22(4)(n)(1), “Internal Revenue Code” is defined as the federal Internal Revenue Code as amended to December 31, 2022, with exceptions specifically enumerated in the statute.

Opinion

Based on the foregoing description of the Conversion, including the MHC Merger and the Mid-Tier Merger, and subject to the qualifications and limitations set forth in this letter, we are of the opinion that:

1.	The MHC Merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

2.	The Mid-Tier Merger will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Code and therefore will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code. (Section 368(a)(1)(F) of the Code)

Wisconsin does not modify or exclude the provisions of Internal Revenue Code Section 368(a)(1)(A) or 368(a)(1)(F). Therefore, provided the transaction constitutes reorganizations within the meaning of Code Section 368(a)(1)(A) and 368(a)(1)(F), Wisconsin will conform to the federal income tax treatment of the transactions.

Scope of Opinion

The scope of this opinion is expressly limited to the Wisconsin franchise and income tax consequences of the proposed transaction in connection with the representations and assumptions stated above.

Our opinion, as stated above, is based upon the analysis of the Wisconsin income tax statutes and administrative code, current administrative rulings, notices and procedures, and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time and such change may be retroactively effective. If so, our views as set forth may be affected and may not be relied upon. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof. Further, any variation or differences in facts or representations recited herein, for any reason, could affect our conclusions, possibly in an adverse manner, and make them inapplicable.

This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the Wisconsin Department of Revenue upon audit will agree with the above analysis.

If you have any questions regarding this letter, please contact Traci Hollister at 715.858.6638.

Sincerely,

Wipfli LLP